SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)

                                  GenCorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    3686821006
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                         200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  October 28, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would
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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 2 of 8
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alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                543,300 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,276,100(see Item 5)

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,276,100 (see Item 5)

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 3 of 8
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.15% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Thomas R. Hudson Jr.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                1,732,800 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,276,100 (See Item 5)
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,276,100 (see Item 5)

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 4 of 8
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.15% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


	The Schedule 13D filed on November 13, 2004 by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.10 par value (the "Common Stock"), of GenCorp Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 15, 2005 is hereby further amended as set forth below by this Amendment No. 2. The principal executive office of the Issuer is located at Highway 50 & Aerojet Road, Rancho Cordova California 95670.


ITEM 2.           IDENTITY AND BACKGROUND

        Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

         (a), (b), (c) and (f) This statement is filed by the Reporting Persons. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States and has a principal business address at 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Common Stock were derived from available capital of the Reporting Persons and their affiliates. A total of $37,110,464.25 was paid to acquire the Common Stock as detailed in Item 5.

ITEM 4.           PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended and restated as follows:

        The Reporting Persons originally acquired the Common Stock for investment in the ordinary course of business. The Reporting Persons believed that the Common Stock at market prices prevailing when acquired was undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is significantly undervalued. Representatives of the Reporting Persons have engaged in and may continue to engage in discussions with representatives of the Issuer concerning, among other things, the business and operations of the Issuer and various approaches that the Reporting Persons believe will enhance shareholder value.

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 5 of 8
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On October 28, 2005 Pirate Capital sent a letter to the Issuer in compliance with Securities Exchange Act of 1934 Rule 14a-8 detailing Pirate Capital's shareholder proposal to declassify the Board of Directors of GenCorp. Pirate Capital anticipates that the shareholder proposal will be set forth within the Issuer's 2006 proxy materials. A copy of the letter is attached as Exhibit A.


        The Reporting Persons intend to review the investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer, including potential equity issuances or repurchases. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of the shares of Common Stock (the "Shares"), engaging in short selling of or any hedging or similar transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 543,300 of the Shares and sole disposition power with respect to 2,276,100 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,732,800 of the Shares and shared voting power with respect to 543,300 of the Shares and shared disposition power with respect to 2,276,100 of the Shares;

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:

JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
2005-08-31	4,700.00 	18.90
2005-09-22	4,000.00 	18.70
2005-09-29	10,000.00 	18.73
2005-10-25	1,100.00 	18.50
2005-10-27	6,900.00 	18.25



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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 6 of 8
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JOLLY ROGER FUND LP
2005-09-22	1,000.00 	18.70
2005-10-10	7,500.00 	18.17




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit A: Shareholder Proposal for 2006 Annual Meeting of Shareholders


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2005


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member

























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CUSIP NO.      3686821006             SCHEDULE 13D/A           PAGE 7 of 8
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EXHIBIT INDEX

Exhibit A:

                               				October 28, 2005
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012
Attn:	Mr. J. Gary Cooper
	Chairman of the Corporate Governance & Nominating Committee
	c/o Secretary

VIA EXPRESS MAIL

RE:  Shareholder Proposal for 2006 Annual Meeting of Shareholders

Dear Mr. Cooper:
Jolly Roger Fund LP (the "Fund") whose primary business address is 200 Connecticut Ave, 4th Floor, Norwalk, CT 06854, hereby submits the enclosed shareholder proposal and supporting statement for inclusion in the GenCorp Inc. (the "Company") proxy statement to be circulated to Company shareholders in connection with the 2006 annual meeting of shareholders. The proposal is being submitted under Securities Exchange Act of 1934 Rule 14a-8, and relates to the declassification of the Board of Directors.
The Fund has continuously beneficially held at least $2000 in market value or 1% of GenCorp Inc. common stock for more than one year. A letter from Bear Stearns Security Corp. ("BSSC") the record owner of such shares, confirming such ownership is being submitted under separate cover. The Fund intends to continue to hold such securities through the date of the 2006 annual meeting. A representative of the Fund will attend the 2006 annual meeting to present the proposal.

Proposed Resolution
BE IT RESOLVED, that the stockholders of the Company hereby request that the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected on an annual basis, beginning at the 2007 annual meeting.

Supporting Statement of Stockholder
The Fund believes that the annual election of all directors encourages board accountability to its stockholder constituents. Currently, the Board of Directors of GenCorp Inc. is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interest of all stockholders because a classified board protects the incumbency of the Board of Directors, which in turn dilutes the voice of stockholders and limits board accountability to stockholders.

In the current corporate governance environment, investors, interest groups and regulators have shed a new light on the importance of sound corporate governance policies. The elimination of classified boards is one step toward improved corporate governance at GenCorp.  The elimination of the staggered board would require each director to stand for election annually.  We believe that such annual
accountability would serve to keep directors closely focused on performance and in maximizing stockholder value.
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CUSIP NO.      3686821006             SCHEDULE 13D/A           PAGE 8 of 8
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For a greater voice in the corporate governance of GenCorp, board accountability, and the annual election of our Board of Directors we ask stockholders to vote YES on this proposal.
If you require any additional information or wish to discuss the proposal, please contact David A. Lorber at 203-854-1100 or at the address set forth above.

Very truly yours,
By: Pirate Capital, LLC, its General Partner
By:
Name:	Thomas R. Hudson Jr.
Title:	Managing Member